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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 9
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                STAR BUFFET, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   855086-10-4
                                 (CUSIP Number)

                                Robert E. Wheaton
                                Star Buffet, Inc.
                               440 Lawndale Drive
                           Salt Lake City, Utah 84115
                                 (801) 463-5500

                                October 14, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(b) (3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ].


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CUSIP NO.: 855086-10-4

(1)      NAME OF REPORTING PERSON:

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Robert E. Wheaton
                  ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]          (b) [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 3(d) or 3(e)          [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                  847,400 as of
                                                      October 14, 1999

         (8)      SHARED VOTING POWER:                0

         (9)      SOLE DISPOSITIVE POWER:             847,400 as of
                                                      October 14, 1999

         (10)     SHARED DISPOSITIVE POWER:           0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 847,400 shares + 239,237 shares in exercisable stock options

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:           [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.1% (inclusive of stock options) as of October 14, 1999

(14)     TYPE OF REPORTING PERSON:    PN


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Item 1    (a)     Title of Class of Securities:

                           Common Stock     $.001 Par Value

          (b)     Name of Issuer:

                           Star Buffet, Inc.

          (c)     Address of Issuer's Principal Executive Offices:

                           440 Lawndale Drive
                           Salt Lake City, Utah 84115

Item 2    (a)     Identity and Background of Reporting Person:

                           Robert E. Wheaton

          (b)     Business Address:

                           440 Lawndale Drive
                           Salt Lake City, Utah 84115

          (c)     Principal Occupation and Business Address:

                           Chairman, President and Chief Executive Officer STAR BUFFET, INC.
                           440 Lawndale Drive
                           Salt Lake City, Utah 84115

          (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

          (e) Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration:

         The transaction which subjected Reporting Person to this filing requirement occurred on October 14, 1999, wherein Reporting Person's ownership interest in Issuer was increased to 34.1% of the issued and outstanding common stock of Issuer, including exercisable options, as a result of the purchase of Reporting Person of shares of common stock of the Issuer on the open market as follows:

                  August 2, 1999      11,500      October 8, 1999     3,800
                  August 9, 1999       6,000      October 12, 1999    1,200
                  September 13, 1999   5,000      October 14, 1999    6,700

                  for an aggregate purchase price of $164,419.50.

Item 4 - Purpose of Transaction:

         Reporting Person purchased such shares of Issuer's stock referred to above for the purpose of investment.


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Item 5 - Interest in Securities of Issuer:

          (a)     Amount Beneficially Owned:

                           847,400 + 239,237 shares in exercisable stock options as of October 14, 1999

                  Percent of Class:

                           Approx. 34.1% (includes exercisable stock options) as of October 14, 1999

          (b)     Number of Shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                                    847,400 shares

                  (ii)  Shared Power to vote or to direct the vote:

                                    NONE

                  (iii) Sole power to dispose or to direct the disposition:

                                    847,400

                  (iv)  Shared power to dispose or to direct the disposition of:

                                    NONE


          (c)     None.

          (d)     NOT APPLICABLE

          (e)     NOT APPLICABLE

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

                  NONE

Item 7 - Material filed as Exhibits in support of transaction prompting filing:

                  NONE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 1999


         /s/ ROBERT E. WHEATON
         ----------------------------------
         Robert E. Wheaton
         Chairman, President and
         Chief Executive Officer


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